S 20004357

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-066734

8-66734

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 N. Pacific Coast Hwy., Suite 1300
(No. and Street)

El Segundo (City) CA (State) 90245 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matt Sodl 310-335-9333 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets
FEB 18 2020
RECEIVED

SEC
Mail Processing
Section
FEB 18 2020
Washington DC
415

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Matt Sodl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Innovation Capital, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Founding Partner, President & Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

BRENDA ANDREWS
Notary Public – California
Los Angeles County
Commission # 2229491
My Comm. Expires Feb 23, 2022

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 13 day of February, 2020 by Matt Sodl proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Innovation Capital, LLC:

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Innovation Capital, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 10, 2020

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Innovation Capital, LLC
Statement of Financial Condition
December 31, 2019

ASSETS	
Cash	$445,409
Prepaid expenses	29,822
Accounts receivable	674,708
Other assets	5,555
Investments, at market value	159,201
Right of use asset	151,020
Total Assets	**$1,465,715**
LIABILITIES AND MEMBER'S EQUITY	
Accounts Payable	$8,729
Lease liability	196,441
Total Liabilities	**205,170**
MEMBER'S EQUITY	
Member's Equity	1,260,545
Total Member's Equity	**1,260,545**
Total Liabilities and Member's Equity	**$1,465,715**

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Income
For the Year Ended December 31, 2019

REVENUES	
Fee Based Income	$10,343,495
Dividend and interest income	48,168
Net Investment gains / (losses)	273
Total Revenues	**10,392,936**
EXPENSES	
Occupancy Expenses	107,596
Payroll	4,969,922
Marketing	4,398
Insurance	151,977
Office Supplies	10,268
Professional Fees	1,629,732
Travel & Expenses Internal	395,511
Travel & Expense Client Reimbursable	16,626
Printing & Shipping	3,882
Utilities	13,768
Other Operating Expenses	96,084
Total Operating Expenses	**7,399,764**
Net Income (Loss) Before Income Tax Provision	**2,993,172**
Income tax provision	6,800
Net Income (Loss)	**$ 2,986,372**

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

MEMBER'S EQUTIY

Balance at December 31, 2018	$614,753
Member's distributions	(2,340,580)
Net Income	2,986,372
Balance at December 31, 2019	**$1,260,545**

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flow from operating activity:		
Net Income (loss)		$ 2,986,372
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Amortization - Right of Use Asset	$ 75,510	
(Increase) decrease		
Accounts Receivable	(492,400)	
Prepaid Expenses	(12,675)	
Investments, at market value	(159,201)	
(Decrease) increase in:		
Accounts Payable	(10,484)	
Total adjustments		(599,250)
Net cash provided by (used in) operating activities		2,387,122
Net cash provided by (used in) investing activities		-
Cash flow from financing activity:		
Repayments of lease liability	(85,690)	
Repayments of deferred rent	(3,089)	
Capital distributions	(2,340,580)	
Net cash provided by (used in) financing activities		(2,429,359)
Net cash increase (decrease) in cash		(42,237)
Cash at December 31, 2018		487,646
Cash at December 31, 2019		445,409

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$15,721
Income taxes	$ 6,800

Supplemental disclosures of non-cash transactions:

The Company recognized a right of use asset of $282,131 and right of use liability of $282,131. The company reduced its right of use asset with a previously accrued lease liability of $55,601.

Innovation Capital, LLC
Notes to Financial Statements
December 31, 2019

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Innovation Capital, LLC (the "Company"), was organized in the State of Louisiana on February 19, 2004. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Innovation Capital Holding, LLC (the "Parent").

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including financial advisory services. The Company raises capital for corporate clients and provides financial advisory services related to mergers and acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company earns fees from mergers & acquisitions advisory services; capital raises and other advisory engagements. The Company recognizes these revenues as its associated performance obligations are completed, in accordance with the terms of written engagement agreements with customers. These agreements provide for various billing arrangements, such as initial and on-going retainers; transaction success fees; and advisory services.

Success fees are recognized upon the completion of the underlying transaction, at which point the Company's performance obligations have been completed; the transaction price is known or estimable; and collection is reasonably assured.

Retainers are nonrefundable and generally recognized in the period billed, which corresponds to the Company's completion of its performance obligations.

Other advisory services are recognized as the Company completes its performance obligations.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Parent. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

2. INVESTMENTS, AT MARKET VALUE

Investments, at market value consist of mutual funds. These are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2019, these securities are carried at their fair market value of $159,201. The accounting for the mark-to-market on proprietary accounting is included in the Statement of Income as net investment gains of $273.

3. FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2019:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments, at market value	$ 159,201	$ 159,201	$ -	$ -
Total	$ 159,201	$ 159,201	$ -	$ -

4. INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. The Company files its tax returns using the accrual method of accounting. As of December 31, 2019, the income tax provision consists of the following:

Franchise tax	$800
Gross receipts	$6,000
Total income tax	$6,800

5. 401 (K) PLAN

Effective January 1, 2008, the Company adopted a Section 401(k) Plan (the "Plan"). All employees, 21 years of age or older, are eligible to make elective deferrals in the Plan, provided they have completed ninety (90) days of service. Contributions are discretionary, up to a maximum of 4% of employee compensation or 100% of employee deferral, whichever is less. For the year ended December 31, 2019, the Company made a contribution of $ 19,508.

6. LEASE

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$106,345
Variable lease costs	1,251
Total lease costs include in occupancy expenses	$107,596

Innovation Capital, LLC
Notes to Financial Statements
December 31, 2019

Amounts reported in the Statement of Financial Condition as of December 31, 2019 are as follows:

Operating lease:	
Right-of-use asset	$151,020
Lease liability	$196,441

Maturities of lease liabilities under the noncancelable operating lease as of December 31, 2019 are as follows:

2020	$124,910
2021	85,195
Total undiscounted lease payments	$210,105
Less imputed interest	(13,664)
Total lease liability	$196,441

Other information as of December 31, 2019:

The discount rate used for the lease present value calculations is its incremental borrowing rate ("IBR") of 8% at the lease's commencement date. The Company's IBR represents the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The lease's implicit rate was not readily determinable.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2019, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Litigation

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. At this time, management does not believe that any of the company's pending legal matters will have a material adverse effect on the Company's financial statements.

Guarantees

In accordance with FASB ASC 460, Guarantees, the Company has issued no guarantees at December 31, 2019, or during the year then ended.

Concentration

The Company's business at any point in time is typically concentrated in a small number of engagements. Its business model is dependent on securing an ongoing flow of generally nonrecurring engagements.

8. RECENTLY ISSUED ACCOUNTING STANDARDS

Effective January 1, 2019, the Company adopted the new FASB accounting standard *ASC 842, Leases,* which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in a noncancelable operating lease for office space subject to ASC 842, as disclosed in Note 4. Under the modified retrospective transition method, the Company recorded a Right-of-use asset of $226,530 and a Lease liability in the amount of $282,131 as of January 1, 2019.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3- 1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019, the Company had net capital of $536,132 which was $531,132 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness $54,150 to net capital was 0.1 to 1, which is less than the 15 to 1 maximum allowed.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

Innovation Capital, LLC
Schedule I - Computation of Net Capital
Pursuant to SEC Rule 15c3-1
As of December 31, 2019

Computation of net capital		
Member's equity	$1,260,545	
Total Member's equity		$1,260,545
Less: Non-allowable assets		
Accounts receivable	(674,708)	
Prepaid expense	(29,822)	
Deposits	(5,555)	
Total non-allowable assets		(710,085)
Net Capital before haircuts		550,460
Haircuts on stock mutual funds	(14,328)	
Total haircuts and undue concentration		(14,328)
Net Capital		536,132
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$3,160	
Minimum dollar net capital required	$5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$531,132
Aggregate indebtedness		$54,150
Ratio of aggregate indebtedness to net capital	0.1 : 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5, Part IIA report dated December 31, 2019.

See Report of Independent Registered Public Accounting Firm

INNOVATION CAPITAL, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Innovation Capital, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Innovation Capital, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Innovation Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Innovation Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Innovation Capital, LLC stated that Innovation Capital, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Innovation Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Innovation Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 10, 2020

818-451-4661
9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Innovation Capital
Investment Bankers

Assertions Regarding Exemption Provisions

We, as members of management of Innovation Capital ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended December 31, 2019.

Innovation Capital

By:

(Name and Title)

Innovation Capital, LLC
222 North Sepulveda Blvd., Suite 1300
El Segundo, CA 90245
Tel (310) 335-9333
Member FINRA/SIPC